

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box ... umpur, Malaysia.
... : 03-21615304
... el-Kuala Lumpur


05007759

3 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
MAY 09 2005
WASH, DC 179 SECTION

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Recurrent Related Party Transaction of a Revenue or Trading Nature for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **03/05/2005 04:49:53 PM**
Submitted by **RESORTS WORLD** on **03/05/2005 06:26:43 PM**
Reference No **RW-050503-081EA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ('RWB" OR THE "COMPANY")
- RECURRENT RELATED PARTY TRANSACTION OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. INTRODUCTION

The Board of Directors of RWB wishes to announce that Stake Excellent Sdn Bhd ("SESB"),a wholly-owned subsidiary and Star Cruise Management Limited ("SCM"), a wholly-owned subsidiary of Star Cruises Limited ("SCL"), an associate company of RWB have today entered into a Provision of Purchasing and Administrative Assistance Services Agreement for the provision by SESB of purchasing and administrative assistance services for a period of 3 years commencing 3 May 2005 and terminating on 2 May 2008. The transaction contemplated in the aforesaid Agreement is of a revenue or trading nature, which is necessary for the day-to-day operations of the SESB ("Recurrent Transaction").

2. DETAILS OF THE RECURRENT TRANSACTION

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associates include cruise and cruise related operations, investment holding and provision of information technology related services.

SESB is principally involved in the provision of centralised procurement and purchasing services.

The rates of charges for the Recurrent Transaction were arrived at on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transaction is disclosed in the Table attached.

3. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTION

The Recurrent Transaction will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB who have interests in the Recurrent Transaction are set out in the Table attached. Save as disclosed in the Table and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transaction.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transaction, are of the opinion that the Recurrent Transaction is in the best interests of the Company.

6. **APPROVAL REQUIRED**

The Recurrent Transaction does not require the approval of shareholders.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Announcement 03052005.d

Details of Related Party Transaction are as follows:-

Table 1

Item No.	Transacting Parties	Nature and Extent of Interest of Interested Persons	Nature of Transaction	Contract Value (RM'000)
1.	Stake Excellent Sdn Bhd ("SESB"), a wholly-owned subsidiary of Resorts World Bhd ("RWB") and Star Cruise Management Limited ("SCM"), a wholly-owned subsidiary of Star Cruises Limited ("SCL"), an associate company of RWB	Tan Sri Lim Kok Thay - Chairman, President and Chief Executive Officer, shareholder and share option holder of shares in SCL; has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which Golden Hope Limited ("GHL") is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL and Joondalup Limited. GHL as trustee of the GHUT together with Joondalup Limited, which is wholly-owned by GHL as trustee of GHUT, hold 49.97% of the shares in SCL. - Chairman, President and Chief Executive, shareholder and share option holder of RWB. Mr Justin Tan Wah Joo - Shareholder and share option holder of SCL. - Executive Director and share option holder of RWB.	Provision by SESB of purchasing and administrative assistance services for a period of 3 years from 3 May 2005 to 2 May 2008.	4,000
			Total value of transactions with SCL Group	**4,000**